File No. 70-10291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-1/A

APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Exelon Corporation
10 South Dearborn Street
37th Floor
Chicago, IL 60603

(Name of company and top registered holding company filing this statement and address of principal executive office)

Randall E. Mehrberg
Executive Vice President and General Counsel
Exelon Corporation
10 South Dearborn Street
37 th Floor
Chicago, Illinois 60603

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Joanne C. Rutkowski Almira P. Saenz Baker Botts L.L.P. 1299 Pennsylvania Ave., NW Washington, DC 20004 202-639-7785	Constance W. Reinhard Exelon Corporation 10 South Dearborn Street, 35 th Floor Chicago, Illinois 60603 312-394-3604

      The Form U-1 application/declaration filed by Exelon Corporation (“Exelon” or the “Company”) with the Securities and Exchange Commission on February 28, 2005 is hereby amended and restated to read as follows:

      Exelon, a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the “Act”), hereby files this Form U-1/A application/declaration (the “Application”) for the purpose of obtaining approval to solicit the proxies of the holders of common stock of Exelon, and to amend its Amended and Restated Articles of Incorporation to increase the amount of the Company’s authorized capital stock, as explained more fully herein.

Item 1. Description of the Proposed Transaction.

  A. Summary of Proposed Request

      1. The Merger Agreement

      On December 20, 2004, Exelon and Public Service Enterprise Group Incorporated (“PSEG”), an electric and gas utility holding company that claims exemption from registration pursuant to Rule 2 under Section 3(a)(1) of the Act, entered into an Agreement and Plan of Merger (the “Merger Agreement”).1 Pursuant to the terms of the Merger Agreement, PSEG will merge into Exelon (the “Merger”), thereby ending the separate corporate existence of PSEG. Each PSEG shareholder will be entitled to receive 1.225 shares of Exelon common stock for each PSEG share held and cash in lieu of any fraction of an Exelon share that a PSEG shareholder would have otherwise been entitled to receive. Exelon common stock will be unaffected by the Merger, with each issued and outstanding share remaining outstanding following the Merger as a share in the surviving company. Upon completion of the Merger, Exelon will change its name to Exelon Electric & Gas Corporation (“Exelon”).2

      As the surviving company in the Merger, Exelon will remain the ultimate corporate parent of Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), Exelon Generation Company, LLC (“Exelon Generation”) and the other Exelon subsidiaries, and become the ultimate corporate parent of Public Service Electric and Gas Company (“PSE&G”), a public-utility company under the Act, and the other PSEG subsidiaries.

      Exelon will continue to be a registered public utility holding company under the Act, and ComEd, PECO and PSE&G will continue to be operating franchised public utility companies. Exelon will remain headquartered in Chicago, but will also have energy trading and nuclear headquarters in southeastern Pennsylvania and generation headquarters in Newark, New Jersey. PSE&G will remain headquartered in Newark. PECO will remain headquartered in Philadelphia and ComEd will remain headquartered in Chicago.

      The Merger is subject to a number of conditions, including the approval of the Commission under the Act and other regulatory approvals. On March 15, 2005, Exelon filed an application/declaration on Form U-1 requesting Commission authority to consummate the Merger and related transactions.

      2. Increase in Authorized Capital Stock

      The total authorized shares of capital stock of Exelon consist of (i) 1,200,000,000 shares of common stock, no par value and (ii) 100,000,000 shares of preferred stock, no par value. At the close of business on December 17, 2004, 666,526,558 shares of Exelon common stock were outstanding, and no shares of Exelon preferred stock were issued and outstanding. In addition, (i) 2,499,865 shares of common stock were held by Exelon in its treasury, (ii)

[1]	A copy of the Merger Agreement was filed with the Commission by Exelon with a Current Report on Form 8-K on December 21, 2004. The Merger Agreement is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

[2]	As appropriate in the context, the term “Exelon” refers variously to Exelon Corporation pre-Merger and to Exelon Electric and Gas Corporation post-Merger.

25,278,095 shares of common stock were reserved for issuance pursuant to outstanding options to purchase common stock granted under Exelon’s Long-Term Incentive Plan, Exelon’s Amended and Restated Long-Term Incentive Plan, as amended, and Exelon’s 1998 Stock Option Plan (together with Exelon’s Directors’ Stock Unit Plan,3 the “Exelon Stock Incentive Plans”), (iii) 14,610,750 shares of common stock were reserved for the grant of additional awards under the Exelon Stock Incentive Plans, (iv) 7,000,000 shares of common stock were reserved for issuance pursuant to the Dividend Reinvestment and Stock Purchase Plan, (v) 1,127,000 shares of common stock were reserved for issuance pursuant to outstanding performance shares, (vi) 216,000 shares of common stock were reserved for issuance pursuant to outstanding units under Exelon’s Directors’ Stock Unit Plan, (vii) 4,548,254 shares of common stock were reserved for issuance under Exelon’s Employee Stock Purchase Plan, (viii) 562,000 shares of common stock were reserved for issuance pursuant to outstanding restricted shares (shares of common stock subject to forfeiture) and (ix) 1,343,000 shares of common stock were reserved for issuance pursuant to outstanding deferred shares (shares of common stock the issuance of which has been deferred pursuant to Exelon’s Deferred Compensation Plan). As a result, there are now only 478,788,343 authorized shares of Exelon common stock that are not reserved and that may be used for any future business purposes. Accordingly, Exelon is proposing to amend its Amended and Restated Articles of Incorporation to increase its number of authorized shares of common stock from 1,200,000,000 to 2,000,000,000. The form of Exelon’s Articles of Amendment to its Amended and Restated Articles of Incorporation is filed herewith as Exhibit A-2.

      3. Shareholders Meeting

      Pursuant to the terms of the Merger Agreement, Exelon and PSEG have agreed to convene meetings of their respective shareholders for the purpose of obtaining required stockholder approvals relating to the Merger. Exelon will seek to obtain the affirmative vote of a majority of votes cast by holders of the outstanding shares of the common stock of Exelon (the “Exelon Shares”) represented at the Exelon shareholders meeting (the “Exelon Shareholders Meeting”) (provided that at least a majority of the Exelon Shares are represented in person or by proxy at such meeting).

      Authority is sought in this Application for Exelon to solicit proxies with respect to proposals for Exelon shareholders to approve the issuance of shares of Exelon common stock, as contemplated by the Merger Agreement, and an amendment to Exelon’s Amended and Restated Articles of Incorporation to increase the number of authorized shares of Exelon common stock from 1,200,000,000 to 2,000,000,000. Exelon is also seeking authority in this Application to amend its Amended and Restated Articles of Incorporation to increase the number of authorized shares of Exelon common stock from 1,200,000,000 to 2,000,000,000, upon receipt of the necessary shareholder approval.

      In addition, Exelon’s shareholders will be asked to vote on the election of five directors to Exelon’s Board of Directors, the ratification of the Company’s independent accountants for 2005, and the approval of the Exelon 2006 Long-Term Incentive Plan and the Exelon Employee Stock Purchase Plan for Unincorporated Subsidiaries.

      4. Proxy Materials

      Copies of the Exelon and PSEG preliminary proxy materials, including the Merger Agreement, the companies’ respective solicitation letters to their stockholders and the joint proxy statement/prospectus, have been filed with the Commission on a Form S-4/A Registration Statement, which is incorporated herein by reference.

      5. Request for Relief

      Exelon currently intends to begin mailing definitive proxy materials to its stockholders at least 30 days prior to its stockholder meeting to consider the proposals contained therein. Exelon’s stockholder meeting will be held on Friday, July 22, 2005 at 9:30 a.m. Accordingly, Exelon respectfully requests that the Commission grant it authority to provide its stockholders with such proxy materials in their final form (the “Solicitation”) as soon as

[3]	Exelon’s Non-Employee Directors Deferred Stock Unit Plan.

practicable, but in no event later than June 1, 2005. In this regard, Exelon asks the Commission to issue a notice of the proposed transactions and, concurrently therewith, that the Commission enter an appropriate order authorizing the Solicitation.

      Exelon further asks the Commission, at the close of the notice period, to issue an order authorizing Exelon to amend its Amended and Restated Articles of Incorporation to increase the number of authorized shares of Exelon common stock from 1,200,000,000 to 2,000,000,000.

Item 2. Fees, Commissions and Expenses.

Estimated proxy solicitation fees and expenses	$22,750	*
Estimated printing expenses	$723,500	**
Estimated legal fees and expenses	$400,000
Estimated miscellaneous fees and expenses	$994,500	***

Total	$2,140,750

*	Includes $16,500 fee plus telephone and postage expenses.

**	Includes expense of printing entire proxy statement/prospectus, of which the proposals to approve the issuance of shares and the amendment of the articles of incorporation are a part.

***	Includes expenses related to postage for mailing the entire proxy statement/prospectus and the expenses of shareholder services vendors for processing.

Item 3. Applicable Statutory Provisions.

      1. Generally

      Sections 6(a), 7 and 12(e) and Rules 54 and 62 of the Act are applicable to the requested authority.

      To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

      2. Statement Pursuant to Rule 54

      Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any exempt wholesale generator (“EWG”) or foreign utility company (“FUCO”) or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Exelon currently does not meet all of the conditions of Rule 53(a).

      As of December 31, 2004, the consolidated amount of Exelon’s aggregate investment in EWGs and FUCOs (as that term is defined in Rule 53) was $2.2 billion, which is in excess of 50% of Exelon’s average consolidated retained earnings (calculated as required by Rule 53) of $3.0 billion as of December 31, 2004. The Commission, by order dated April 1, 2004 (HCAR No. 35-27830, File No. 70-10189) (the “Financing Order”), authorized Exelon to enter into financing transactions in respect of an “aggregate investment” in EWGs and FUCOs of up to $4 billion.

      As a result of the sale of Sithe Energies, Inc. (“Sithe”) on January 31, 2005, Exelon’s aggregate investment in EWGs will have decreased to approximately $1.4 billion.

      Exelon satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Exelon maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Exelon’s domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Exelon directly or indirectly holds an interest. With reference to Rule 53(a)(4), Exelon will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

      In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Exelon has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since December 31, 2000, there has been no material adverse impact on Exelon’s consolidated capitalization resulting from Exelon’s investments in EWGs and FUCOs. See table immediately below.

Capitalization	12/31/2000	12/31/2001	12/31/2002	12/31/2003	12/31/2004
Equity	31.3%	35.0%	32.1%	34.9%	40.8%
Preferred Securities and minority interest	0.4%	0.3%	0.5%	0.4%	0.6%
Long-Term Debt (Including current maturities)	62.4%	63.1%	62.4%	63.0%	56.5%
Short-Term Debt	5.9%	1.6%	5.0%	1.7%	2.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

These ratios are within acceptable industry ranges. The proposed transactions will not have any material impact on capitalization.

      In the aggregate, Exelon’s EWG and FUCO investments have been profitable for all annual periods ending December 31, 2000 through December 31, 2002 and for the quarter ended June 30, 2003. While in 2003 Exelon recorded losses of $1.2 billion ($729 million net of income tax) in connection with two of its EWG investments, Exelon New England Holdings Company (“EBG”) and Sithe, Exelon has since transferred the ownership of EBG to EBG’s lenders (on May 25, 2004, recognizing a net gain of $85 million) and disposed of Sithe on January 31, 2005 (see discussion below). Excluding the losses at these two companies, for which substantially all required write-offs have been taken, Exelon’s remaining EWGs were profitable in 2003. For the twelve months ending December 31, 2004, Exelon’s EWGs have been, in the aggregate, profitable. For information on EWG earnings, please see item 5a of Exelon’s quarterly filed Rule 24 certificates.

      On November 25, 2003, Exelon Generation, Reservoir Capital Group (“Reservoir”) and Sithe completed a series of transactions resulting in Exelon Generation and Reservoir each indirectly owning a 50% interest in Sithe (Exelon Generation owned 49.9% prior to November 25, 2003).

      Both Exelon Generation’s and Reservoir’s 50% interests in Sithe were subject to put and call options. On September 29, 2004, Exelon Generation exercised its call option and entered into an agreement to acquire Reservoir’s 50% interest in Sithe for $97 million. On November 1, 2004, Exelon Generation entered into an agreement to sell Sithe to Dynegy Inc. (“Dynegy”) for $135 million in cash.

      On January 31, 2005, subsidiaries of Exelon Generation completed a series of transactions that resulted in Exelon Generation’s exit from its investment in Sithe. Specifically, subsidiaries of Exelon Generation closed on the acquisition of Reservoir’s 50% interest in Sithe and the sale of 100% of Sithe to Dynegy. Prior to closing on the sale to Dynegy, subsidiaries of Exelon Generation received from Sithe approximately $65 million in cash distributions. As a result of the sale, Exelon deconsolidated from its balance sheet approximately $820 million of debt and was released from approximately $125 million of credit support. Additionally, Exelon issued certain guarantees to Dynegy that will be taken into account in the final determination of the gain or loss on sale.

      On October 13, 2004, Sithe transferred all of the shares of Sithe International, Inc. and its subsidiaries to a subsidiary of Exelon Generation in exchange for the cancellation of a $92 million note and accrued interest. Sithe International, through its subsidiaries, had a 49.5% interest in two Mexican business trusts that own the Termoeléctrica del Golfo (“TEG”) and Termoeléctrica Peñoles (“TEP”) power stations, two 230 MW petcoke-fired generating facilities in Tamuín, Mexico that commenced commercial operations in the second quarter of 2004. Both the TEG and TEP power stations are EWGs.

Item 4. Regulatory Approval.

      No regulatory approvals are required other than that of the Commission.

Item 5. Procedure.

      The Applicant respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission’s decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any order be made effective immediately upon the entry thereof.

Item 6. Exhibits and Financial Statements.

Exhibit A-1:	Amended and Restated Articles of Incorporation of Exelon Corporation (incorporated by reference to Exhibit 3.1 to Exelon’s registration statement on Form S-4, filed May 15, 2000 (File No. 333-37082))
Exhibit A-2:	Form of Articles of Amendment to Amended and Restated Articles of Incorporation of Exelon Corporation (incorporated by reference to Annex E to Amendment No. 3 to Exelon’s Registration Statement on Form S-4/A, filed May 27, 2005 (File No. 333- 122704))
Exhibit B-1:	Agreement and Plan of Merger between Exelon Corporation and Public Service Enterprise Group Incorporated, dated as of December 20, 2004 (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K, filed December 21, 2004 (File No. 001-16169))
Exhibit B-2:	Form of Exelon Proxy Card
Exhibit C:	Amendment No. 3 to Registration Statement on Form S-4/A, filed May 27, 2005 (File No. 333-122704) (incorporated by reference)
Exhibit F-1:	Opinion of Counsel (to be filed by amendment)
Exhibit F-2:	Post-effective Opinion of Counsel (to be filed by amendment)
Exhibit H-1:	Form of Notice (previously filed)

Item 7. Information as to Environmental Effects.

      The proposed Solicitation does not involve a “major federal action” nor does it “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The proposed Solicitation will not result in changes in the operation of Exelon that will have an impact on the environment. Exelon is not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2005

Exelon Corporation

10 South Dearborn Street
37th Floor
Chicago, Illinois 60603

By Exelon Corporation

By:	/s/ Elizabeth A. Moler
Name:	Elizabeth A. Moler
Title:	Executive Vice President
Government and Environmental Affairs and Public Policy
Exelon Corporation
101 Constitution Avenue, NW
Suite 400 East
Washington, DC 20001